EXHIBIT 99.1

NEWS RELEASE

For Further Information Contact:

Nymox Pharmaceutical Corporation

1-800-93NYMOX

www.nymox.com

For Immediate Release:

Nymox Delisting from NASDAQ

IRVINE, CA (July 5, 2023) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) (the “Company”) today received a Nasdaq Hearing Delist Decision, noting that Nymox has not regained the required $1.00 share price within the 6-month extension period granted by Nasdaq, and hence the Company's shares will be suspended from trading on NASDAQ at the open of business on July 7, 2023. Nymox shares will be moved to the OTC market. The mechanics of trading the stock remain the same, as do the Company's business fundamentals.

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world.  BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, the discomforts of surgery, and BPH surgery has side effects such as permanent retrograde ejaculation for many patients.

Nymozarfex was submitted to the Danish authorities in December 2022 and the application was accepted for review in early 2023 and is currently undergoing review. The Company announced  that another submission was expected to be submitted for approval in another jurisdiction in the second quarter of 2023. It is expected to be submitted in the near future and the Company will provide the appropriate update when that occurs.

Dr. Paul Averback, CEO of Nymox said, "This is a key time for the Company, with more than one important marketing application being submitted. We are grateful to our loyal shareholders for their patience and we wish to assure our supporters that we are doing our best to deliver important milestones in our business development, in as reasonable a time horizon as possible. It took a long time to get to this point but we believe enhanced fundamental value has been developed -- and we intend to continue to do everything in our power to deliver the goods to the public and to our stakeholders."

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 BPH patients with over 1600 injections administered including over 1200 Fexapotide administrations. Fexapotide has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.